Filed by Deutsche Telekom AG

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: T-Online International

AG Exchange Act File Number 82-5125

        This document is a convenience translation of the German language original. In case of discrepancy between the English and German versions, the German version shall prevail.

Notification pursuant to § 62 para. 3 UmwG

        Pursuant to § 62 para. 3 of the German Transformation Act (Umwandlungsgesetz, "UmwG"), it is hereby made public that a statutory merger of Deutsche Telekom AG, having its registered office in Bonn and registered in the Commercial Register of the district court (Amtsgericht) of Bonn under HRB 6794 ("Deutsche Telekom"), as transferor company, and T-Online International AG, having its registered office in Darmstadt and registered in the Commercial Register of the district court (Amtsgericht) of Darmstadt under HRB 7641 ("T-Online"), as transferee company will take place. The legal basis for the statutory merger is the Merger Agreement between Deutsche Telekom and T-Online dated 8 March 2005. The Merger Agreement was filed at the Commercial Register of Deutsche Telekom.

        By virtue of the merger, T-Online shall transfer all its assets in their entirety with all rights and obligations pertaining thereto by way of dissolution without winding up to Deutsche Telekom by way of absorption (Verschmelzung durch Aufnahme) under §§ 2 et seq. and 60 et seq. UmwG in exchange for the granting of shares in Deutsche Telekom to the shareholders of T-Online (other than Deutsche Telekom). The assumption by Deutsche Telekom of T-Online's assets shall enter into effect internally upon the expiry of 31 December 2004. As of 1 January 2005, all acts and transactions of T-Online shall be deemed to have been undertaken for the account of Deutsche Telekom ("Merger Effective Date"). The merger shall be based upon the balance sheet of T-Online dated 31 December 2004, which will serve as a closing balance sheet and which was provided with an unqualified audit opinion by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main. Further details are set out in the Merger Agreement dated 8 March 2005.

        The Merger Agreement will be presented to the T-Online shareholders' meeting to pass a resolution on its approval. This shareholders' meeting will be held on 28 April 2005. In the event that the end of the agenda has not been reached by the close of the meeting on that day, the meeting will be continued on the following day.

        Deutsche Telekom holds more than 90% of T-Online's share capital. Therefore, pursuant to § 62 para. 1 UmwG, a merger resolution of the Deutsche Telekom shareholders' meeting is not required. According to § 62 para. 2 UmwG, however, the shareholders of Deutsche Telekom have the right to request the convening of a shareholders' meeting to pass a resolution on the approval of the merger. If Deutsche Telekom shareholders whose shares together amount to 1/20 of the share capital of Deutsche Telekom so request, a merger resolution passed by the Deutsche Telekom shareholders' meeting will be required in derogation from § 62 para. 1 UmwG (§ 62 para. 2 UmwG). The shareholders of Deutsche Telekom are hereby notified of their right under § 62 para. 2 UmwG.

        For information purposes, the following documents are available for inspection by shareholders in the business offices of Deutsche Telekom AG at the Company's registered office, Friedrich-Ebert-Allee 140, D-53113 Bonn. They are also available on Deutsche Telekom AG's website at

http://www.telekom.de:

  •
  the Merger Agreement,

  •
  the annual financial statements, the consolidated financial statements as well as the combined management reports of Deutsche Telekom AG and the Group for the 2002, 2003 and 2004 financial years,

  •
  the annual financial statements and the consolidated financial statements of T-Online International AG and the Group for the 2002, 2003 and 2004 financial years, the combined management report of T-Online International AG and the Group for the 2002 financial year and the management reports of T-Online International AG and the Group for the 2003 and 2004 financial years,

  •
  the joint merger report of the Boards of Management of T-Online International AG and Deutsche Telekom AG required under § 8 UmwG,

  •
  the Audit Report, provided in accordance with § 60 in connection with § 12 UmwG, of the merger auditor appointed by order of court, Dr. Ebner, Dr. Stolz und Partner GmbH Wirtschaftsprüfungsgesellschaft, Steuerberatungsgesellschaft, Stuttgart (Germany).

        Upon request, every shareholder will be sent a copy of the documents without delay and free of charge.

Bonn, March 2005

Deutsche Telekom AG
The Board of Management

        You are advised to also read the U.S. prospectus regarding the business combination transaction referenced in these materials, because it contains important information. Deutsche Telekom has filed the prospectus with the Securities and Exchange Commission. You may obtain a free copy of the prospectus and other related documents filed by Deutsche Telekom AG at the Commission's website at www.sec.gov, at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The prospectus and the other related documents may also be obtained by contacting Deutsche Telekom AG, Attention: Investor Relations, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany.